(Translation)

(For reference)

                                                                     May 9, 2007
                                                        Toyota Motor Corporation


                Holding of Ordinary General Shareholders' Meeting
                -------------------------------------------------


1.   Date and time: 10:00 a.m., Friday, June 22, 2007

2.   Venue:         Toyota Head Office, 1, Toyota-cho, Toyota City, Aichi
                    Prefecture

3.   Meeting Agenda:

        Reports:

          Reports on business review, unconsolidated and consolidated financial statements for the 103rd term (April 1, 2006 through March 31, 2007) and report by accounting auditors and the board of corporate auditors on the audit results of the consolidated financial statements.

        Resolutions:

           Proposed Resolution 1:    Distribution of Dividends from Surplus
           Proposed Resolution 2:    Election of 30 Directors
           Proposed Resolution 3:    Election of 4 Corporate Auditors
           Proposed Resolution 4:    Election of Accounting Auditors
           Proposed Resolution 5:    Issue of Stock Acquisition Rights
                                     without Consideration to Directors,
                                     Managing Officers and Employees, etc. of
                                     Toyota Motor Corporation and its Affiliates
           Proposed Resolution 6:    Acquisition of Own Shares
           Proposed Resolution 7:    Award of Bonus Payments to Retiring
                                     Corporate Auditors
           Proposed Resolution 8:    Payment of Executive Bonuses